April 30, 2010

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated April 15, 2010 and is being sent to you concurrently with the filing of Amendment No. 7 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 7 and a “clean” copy of Amendment No. 7 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter. The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1. We have revised to Registration Statement to provide certain updates to the business overview section.

2. The Company did not pay for the compilation of the data (other than legal fees), and the data was available in public locations such as newspapers, periodicals, web pages and industry trade groups. The data was not specifically prepared for use in the Registration Statement, but was gathered and presented in the Registration Statement to demonstrate basic facts about the Business Process Outsourcing Industry. We believe that we have engaged in the fair use of the data and that the explicit consent of the authors is not necessary for the use of such data. The fact that we have made efforts to cite the data, we believe, is sufficient for the fair use thereof. You previously raised the issue of authors' consent in your September 1, 2009 letter and your October 8, 2009 letter, but then dropped the comment in your November 3, 2009 letter which appeared to accept our previous explanation that we believe the presentation of the data falls within a fair-use exemption. Rule 436 applies to a special report or an opinion of an expert or legal counsel prepared with the purpose of including such report or opinion in a prospectus and does not apply to information that is publicly available in periodicals, newspapers, etc., which latter category was not prepared primarily for inclusion in a prospectus but rather for general public use.

3. We have revised the Registration Statement to clarify the term of the lockup agreements.

4. We have revised the Registration Statement to provide additional disclosure related to the Company's proposed finance and accounting outsourcing offering.

5. We have revised the "Recent Activities of the Company" section in accordance with your comment.

6. We have revised the "Recent Activities of the Company" section in accordance with your comment.

7. We have revised the Registration Statement to disclose the material terms of the agreement with the consultant.

8. We have revised the Registration Statement to ensure that the caption in the prospectus matches the caption contained in the last paragraph of Exhibit 5.1.

We hope that the information provided in this letter and set forth in Amendment No. 7 adequately address the comments in your letter. Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson